Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

January 7, 2021

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Fortress Capital Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1
Submitted December 31, 2020
File No. 333-251651

Ladies and Gentlemen:

On behalf of our client, Fortress Capital Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 4, 2021, relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (File No. 333-251651) filed with the Commission on December 31, 2020 (the “Registration Statement”). We are concurrently filing via EDGAR amendment no. 2 to the Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments.

Set forth below is the Company’s responses to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Risk Factors, page 36

1.

We note the exclusive forum provision in Exhibit 4.4, Section 9.3 (Form of Warrant Agreement). In a new risk factor, please describe the provision including any risks or other impacts on investors and whether it applies to claims under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

We acknowledge the Staff’s comment, and have revised Section 9.3 of Exhibit 4.4 to remove the exclusive forum language and to clarify that the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York is not exclusive. As revised, Exhibit 4.4 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, we do not believe that any additional disclosure, including risk factor disclosure, is appropriate.

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Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch

Alexander Lynch

cc:	Michael Nierenberg
Chief Executive Officer
Fortress Capital Acquisition Corp.

Babette Cooper, SEC
Shannon Menjivar, SEC
Todd K. Schiffman, SEC
Pam Long, SEC

Ropes & Gray LLP
Paul D. Tropp, Esq.
Michael S. Pilo, Esq.